SECURITIES AND EXCHANGE COMMISSION
<P>
                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
<P>
                     SEGWAY CORP.
                     COMMON STOCK
<P>
                     NOT APPLICABLE
                     (CUSIP NUMBER)
<P>
                 4400 ROUTE 9, 2ND FLOOR
                  FREEHOLD, NEW JERSEY
                     (732) 409-1212
<P>
                        MARCH 5, 2000
    -----------------------------------------------------
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
<P>
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), (f) or (g), check the following box / /.
<P>
(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
<P>
       RICHARD I. ANSLOW
<P>
(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
<P>
(3) SEC Use Only
<P>
(4) Source of Funds (See Instructions): PF
<P>
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
<P>
(6) Citizenship or Place of Organization:    United States
    of America
<P>
Number of Shares Beneficially Owned by Each Reporting Person
With
<P>
(7) Sole Voting Power: 5,000,000
<P>
(8) Shared Voting Power: 0
<P>
(9) Sole Dispositive Power: 5,000,000
<P>
(10) Shared Dispositive Power: 0
<P>
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 5,000,000
<P>
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
<P>
(13) Percent of Class Represented by Amount in Row (11):
       100% on date of event requiring statement;
        90% as of May 15, 2000
<P>
(14) Type of Reporting Person: IN
<P>
ITEM 1. SECURITY AND ISSUER.
<P>
Segway Corp.
Common Stock, $0.0001 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728
<P>
ITEM 2. IDENTITY AND BACKGROUND.
<P>
(a) Name: Richard I. Anslow
<P>
(b) Address:      4400 Route 9 South, 2nd Floor
                  Freehold, New Jersey 07728
<P>
c)  Attorney
<P>
(d)     None.
<P>
(e)     None.
<P>
(f)     Citizenship. United States
<P>
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
<P>
The Reporting Person, Richard I. Anslow, acquired the shares of Issuer pursuant to a 4(2) offering subscribing to 5,000,000 shares and paying the sum of $500 from his personal funds.
<P>
ITEM 4. PURPOSE OF TRANSACTION.
<P>
The acquisition by the Reporting Person is part of a Section 4(2) offering subscribed to by the Reporting Person. Common stock is the only outstanding class of shares of the Issuer.
<P>
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
<P>
Richard I. Anslow acquired 5,000,000 of the issued and outstanding common shares of the Issuer. After Mr.
Anslow's acquisition, such amount represented 100% of the
total issued and outstanding common shares of the Issuer.
<P>
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
<P>
Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
<P>
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
<P>
Regulation D Rule 506 offering.
<P>
                        SIGNATURE
<P>
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
<P>
Date: June 29, 2000       Signature: /s/ Richard I. Anslow
                                    -----------------------
                                         RICHARD I. ANSLOW
<P>